Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
July 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Karen Rossotto, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Rossotto:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 638 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Blockchain ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on April 9, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on June 10, 2021 and

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 8, 2021

July 1, 2021. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on July 8, 2021 to the undersigned.
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into the filing of the Fund's definitive Prospectus to be made pursuant to Rule 497 under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS

PRINCIPAL INVESTMENT STRATEGIES
1.Comment: Please include a statement in the Fund’s Prospectus that for purposes of Rule 35d-1 of the 1940 Act the Fund will only include “Blockchain Companies” as defined in the Fund’s Prospectus in its 80% "Names Rule" test.
Response: The Registrant has revised the disclosure in the Fund’s Prospectus in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” and in the second paragraph of the section titled “ADDITIONAL INFORMATION ABOUT THE FUND” as noted below:
PRINCIPAL INVESTMENT STRATEGIES
The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Blockchain Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 8, 2021

the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Blockchain Companies ~~and Pre-Revenue Blockchain Companies~~ (~~both~~ as defined below) as satisfying this criterion.
ADDITIONAL INFORMATION ABOUT THE FUND
The Fund invests at least 80% of its total assets in the securities of the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Blockchain Companies ~~and Pre-Revenue Blockchain Companies~~ as satisfying this criterion.
2.     Comment: With respect to the explanatory disclosure for Blockchain & Digital Asset Integration included as the fifth point in the list contained in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please update the disclosure to clarify in greater detail the companies included in this category and please indicate how closely the services provided are related to advising on blockchain specifically.
Response: The Registrant has revised the fifth point in the list contained in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

5. Blockchain & Digital Asset Integration: Companies that provide engineering and consulting services for the adoption and utilization of blockchain and digital asset technologies. For purposes of the definition of “Blockchain Companies”, the Index Provider will consider only those revenues, operating income, or assets from consulting and/or engineering services specifically related to blockchain and digital asset technologies.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 8, 2021

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.